Wave2Wave Communications, Inc.
433 Hackensack Ave., 6th Floor
Hackensack, New Jersey 07601

                                                                                                May 13, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Fax: (703) 813-6986

Attention: Celeste M. Murphy, Esq.

RE:	Wave2Wave Communications, Inc.
Registration Statement on Form S-1 (Registration No. 333-164791)

Dear Ms. Murphy:

           Wave2Wave Communications, Inc., a Delaware corporation (the “Company”), hereby formally requests that the Company’s acceleration request dated May 11, 2010, be withdrawn.

           Please call Ivan Blumenthal, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6784 with any comments or questions regarding this matter

Very truly yours,

/s/ Steven Asman
President

RODMAN & RENSHAW, LLC

May 13, 2010

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Wave2Wave Communications, Inc.
Registration Statement on Form S-1
File No. 333-164791

Ladies and Gentleman:

          The undersigned hereby withdraws its request, dated May 11, 2010, for effectiveness of the Registration Statement referred to above.

Very truly yours,

RODMAN & RENSHAW, LLC

By:	/s/ JOHN J. BORER III
John J. Borer III
Senior Managing Director